18006478

SEC Mail Processing Section

MAR 05 2018

Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Carriere 651-665-3045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

OATH OR AFFIRMATION

I, George I Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Members
CRI Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CRI Securities, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1988.

Minneapolis, Minnesota
February 28, 2018

CRI SECURITIES, LLC

Statement of Financial Condition

December 31, 2017
(in thousands)

Assets		
Cash and cash equivalents	$	2,592
Commissions receivable		755
Accounts receivable		17
Prepaid expenses		93
Deposit with clearing organization		100
Due from affiliates		25
Total assets	$	3,582
Liabilities and Members' Equity		
Liabilities:		
Commissions payable	$	649
Accounts payable		482
Other liabilities		99
Due to affiliates		268
Total liabilities		1,498
Members' equity:		
Members' cumulative contributions		10,020
Cumulative losses		(7,936)
Total members' equity		2,084
Total liabilities and members' equity	$	3,582

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2017
(in thousands)

Revenues		
Commissions and fee income:		
Investment advisory and financial planning fees	$	14,244
Mutual fund and other products		14,585
Other income		933
		29,762
Expenses		
Commissions		17,219
Fees paid to outside owner and related affiliate		8,567
Management and administrative expenses paid to affiliated entities		2,767
General and administrative expenses		1,402
		29,955
Net loss	$	(193)

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2017
(in thousands)

	Minnesota Life Insurance Company	Outside Owner	Total
Balances at December 31, 2016	$ 1,527	$ 0	$ 1,527
Capital contributions	750	0	750
Net loss	(193)	0	(193)
Balances at December 31, 2017	$ 2,084	$ 0	$ 2,084

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Cash Flows

For the year ended December 31, 2017
(in thousands)

Cash flows used in operating activities		
Net loss	$	(193)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in commissions receivable		(82)
Decrease in accounts receivable		11
Increase in prepaid expenses		(2)
Increase in due from affiliates		(25)
Increase in commissions payable		35
Increase in accounts payable		8
Increase in other liabilities		2
Decrease in due to affiliates		(35)
Net cash used in operating activities		(281)
Cash flows provided by financing activity:		
Capital contributions received from member		750
Cash provided by financing activity		750
Increase in cash		469
Cash and cash equivalents at beginning of year		2,123
Cash and cash equivalents at the end of year	$	2,592

See accompanying notes to the financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). CRI Securities, LLC (the Company), is a joint venture between Minnesota Life Insurance Company (Minnesota Life), and a certain outside owner, both of which are 50% owners. The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life. The Company does not carry or hold securities for customer accounts. The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent solely on Minnesota Life to fund any operating losses.

(2) Summary of Significant Accounting Policies

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is earned and recognized on the trade date. Commission amounts due to the Company are included in commissions receivable on the statement of financial condition, less an estimate made for doubtful commission receivables based on a review of outstanding amount on a monthly basis. At December 31, 2017, the Company had no allowance for doubtful commission receivables. Related commission expense due to agents on such sales is also recognized on the trade date. As commission income is recognized, the related commission expense due to sales agents is also recognized. Commission income based on assets under management is recorded as revenue when received along with the related commission expense due to the agents on such sales. Unpaid commission amounts due to agents is included in commissions payable on the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market mutual funds to be cash equivalents and they are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets.

Accounts Receivable

Accounts receivable are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2017, the Company had no allowance for doubtful receivables. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company did not hold any positions at December 31, 2017.

(Continued)

(*in thousands*)

(3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates, equity
- Business and operational-related risks such as those related to liquidity, competition, cyber or other information security, fraud, and overall risk management.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statements.

(4) New Accounting Pronouncements

Future Adoption of New Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain transactions are to be presented on the statement of cash flows. ASU 2016-15 is effective for the annual reporting period beginning January 1, 2018 and is required to be applied on a retrospective basis. The Company is currently evaluating the impact of this new guidance on its financial statements. The adoption of this guidance is not expected to have an impact on the Company's financial statements other than cash flow presentation.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The guidance requires an entity to recognize revenue reflecting the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for that good or service. The guidance also requires additional disclosures. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company will adopt the guidance on January 1, and plans to apply the guidance retrospectively with a cumulative effect adjustment to cumulative losses. Upon adoption of the guidance, the Company expects to recognize a decrease of approximately $2 to cumulative losses. The Company does not expect the adoption of the guidance to have a material impact on future revenue and net loss.

(5) Related Party Transactions

Under a management services agreement with Minnesota Life and Securian Financial Services, Inc. (SFS), an affiliated broker/dealer, the Company is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFS incur on behalf of the Company. For the year ended December 31, 2017, the Company was charged expenses totaling $2,767 of which $268 is included in due to affiliates and $25 is included in due from affiliates at December 31, 2017.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. For the year ended December 31, 2017, these fees totaled $733, of which $35 was included in accounts payable at December 31, 2017.

A company affiliated with the outside owner receives management and administrative fees from the Company. These reimbursable fees include occupancy cost, compensation, advertising and promotion and other administrative expenses and are based on amounts billed to the Company. For the year ended December 31, 2017, these management and administrative fees were $7,834, of which $362 was included in accounts payable at December 31, 2017.

(Continued)

(*in thousands*)

(5) Related Party Transactions (continued)

The Company has entered into a Marketing Services Agreement with Minnesota Life, Securian Financial Services, Inc. (SFS), a corporate Minnesota Life general agency affiliated with the outside owner (agency, together with the Company, the service providers) and an outside owner, under which the service providers provide specified marketing services in connection with sales of certain insurance products by SFS and Minnesota Life. Pursuant to this agreement the Company receives certain commissions based on such sales resulting from the provision of such services. For the year ended December 31, 2017, the Company collected commissions from Minnesota Life and SFS of $3,828 and $4,519, respectively, which are included in commissions and fee income: mutual funds and other products on the statement of operations.

(6) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100.

(7) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its members based on each member's distributive interest in accordance with the current membership agreement.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $1,946, which was $1,848 in excess of its required net capital of $98. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .75 to 1 at December 31, 2017. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and therefore claims exemptions from Rule 15c3-3 of the Securities and Exchange Commission under subsections (k)2(ii) and (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Member Contributions

During 2017, the Company received a $750,000 contribution in the form of cash from Minnesota Life.

(11) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

(12) Subsequent Events

On January 2, 2018, the Company received a $750,000 contribution in the form of cash from Minnesota Life.

The Company evaluated subsequent events through February 28, 2018, the date these financial statements were issued. There were no other material subsequent events required recognition or further disclosure in the Company's financial statements.

(Continued)

Schedule I

CRI SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2017
(in thousands)

Members' equity	$	2,084
Deductions - nonallowable assets:		
Prepaid expenses		93
Accounts receivable		17
Due from affiliates		25
Total nonallowable assets		135
Net capital before haircuts on securities		1,949
Haircuts on securities		3
Net capital	$	1,946
Total aggregate indebtedness	$	1,467
Net capital	$	1,946
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $1,467)		98
Net capital in excess of requirement	$	1,848
Ratio of aggregate indebtedness to net capital		.75 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2017 Part IIA of FOCUS Form X-17A-5 and the above computations.

See accompanying report of independent registered public accounting firm.

CRI SECURITIES, LLC

Computation for Determination of Customer Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 December 31, 2017

The Company does not carry customer accounts. For the period January 1, 2017 to December 31, 2017, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

CRI SECURITIES, LLC

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2017

The Company does not carry customer accounts. For the period January 1, 2017 to December 31, 2017, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Members
CRI Securities, LLC:

We have reviewed management's statements, included in the accompanying CRI Securities, LLC's Exemption Report (the Exemption Report), in which (1) CRI Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Minneapolis, Minnesota
February 28, 2018

CRI Securities, LLC's Exemption Report

CRI Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC")(17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii) throughout the most recent fiscal year, except as described below.

The Company identified **2,465** exceptions, **146** of which related to checks transmitted from branch offices to the requisite third parties, and the remaining **2,319** related to checks that were forwarded by the home office to the requisite third parties outside of the timeframes prescribed by 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii).

During the most recent fiscal year (Covered Period), **128** of the **146** checks transmitted from the Company's branch offices to the requisite third parties were forwarded no later than the end of the next business day following the check's receipt in a branch office. The remaining **2,319** checks were forwarded by the home office made payable to third parties (such as the Company's clearing firm, mutual fund distributors and sponsors of unaffiliated investment advisory programs), originally received by branch offices and forwarded, as required, to the Company's Home Office for processing. These checks did not qualify for relief granted under the SEC No Action Letters, or otherwise did not meet the standards necessary to claim relief. However, the Company forwarded **2,274** of the **2,319** checks to the requisite third party by noon after receipt and approval by the Company's Home Office.

I, George I. Connolly, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature] 28 February 2018

George I. Connolly
President & Chief Executive Officer
CRI Securities, LLC

Date

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Governors and Members
CRI Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by CRI Securities, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2304*********************MIXED AADC 220
39877 FINRA DEC
CRI SECURITIES LLC
ATTN: LISA CARRIERE
400 ROBERT ST N STE A
SAINT PAUL, MN 55101-2098

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LISA CARRIERE, 651-665-3045

2. A.	General Assessment (item 2e from page 2)		$ 15,108
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/31/17 Date Paid		(7,842)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 7,266
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,266	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECURIAN FINANCIAL SERVICES, INC
(Name of Corporation, Partnership or other organization)

Lisa Carriere
(Authorized Signature)

SR. ASSOCIATE ACTUARY
(Title)

Dated the 21st day of FEBRUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 29,761,859
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	29,761,859
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(19,648,548)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(41,278)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(19,689,826)
2d. SIPC Net Operating Revenues	$ 10,072,033
2e. General Assessment @ .0015	$ 15,108 (to page 1, line 2.A.)

CRI SECURITIES, LLC

Financial Statements and Supplementary Schedules
(with report of independent registered
public accounting firm thereon)

December 31, 2017